IM Cannabis Reports 57% Sequential Increase in Consolidated Revenues, Reaches Positive Adjusted EBITDA for Q3 2020

  Consolidated revenues increased to $5.9 million in Q3 2020, a 57% sequential increase, while realizing gross margin before fair value impacts of 57%

  The Company reached positive adjusted EBITDA of $0.3 million

  NASDAQ listing process progressing with expected listing early 2021

* Currency is in CAD$ unless specified otherwise

Toronto, Canada and Glil Yam, Israel, November 27, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce its financial results for the three and nine months ended September 30, 2020.

"Our Q3 2020 results prove we can drive profitability as we create shareholder value through an international medical cannabis platform. In Germany, our sales team will continue their excellent work building the IMC brand with physicians to establish a leadership position in medical cannabis. In Israel, we expect to see increases in deliveries of IMC-branded products to pharmacies and the potential benefit of cannabis market reform toward legalization of recreational cannabis, which would represent a significant benefit for established operators. We are in a very exciting period of IMC's development as we continue to make big strides in our goal of international leadership in the medical cannabis market," said Oren Shuster, CEO of IMC.

Business Highlights

Highlights during the three months ended September 30, 2020:

  Consolidated revenues increased to $5.9 million in the three months ended September 30, 2020, as compared to $3.8 million in the three months ended June 30, 2020 (a 57% increase) and $2.3 million in the three months ended September 30, 2019 (a 153% increase), while realizing gross margin before fair value impacts of 57%;

  The Company earned $0.3 million in adjusted EBITDA, marking the Company's first quarter of positive adjusted EBITDA;

  The Company added seven new distribution partners to its German distribution network through Adjupharm GmbH ("Adjupharm"). The Company now has a total of ten partners in Germany that will help distribute a total of 1,615kg IMC-branded medical cannabis sold under binding purchase commitments;

  Adjupharm completed the first import of medical cannabis into Germany from the Company's EU-GMP supply partner;

  Focus Medical entered into a five-year supply agreement, with the option to extend the agreement another five years, for the production of IMC-branded medical cannabis products with a cultivator in Israel;

  As IMC has secured the necessary supply to fulfill its delivery obligations under its pharmacy sales agreements and support its Israeli operations, the supply agreement with Cannation announced on March 31, 2020 was terminated as milestones under the agreement expired; and

  IMC Holland B.V. ("IMC Netherlands") submitted its application to participate in the Dutch government's controlled cannabis supply chain experiment.

Highlights subsequent to September 30, 2020:

  On October 8, 2020, IMC announced that it has applied to list its common shares on the NASDAQ Capital Market ("NASDAQ") to broaden exposure to global investors and provide additional liquidity to investors. A successful application is subject to the satisfaction of all applicable listing and regulatory requirements.

Overview of results for the three and nine months ended September 30, 2020

IMC reported revenues of $5.9 million for the three months ended September 30, 2020 compared to $2.3 million for the three months ended September 30, 2019, representing an increase of 153%. The increase was due to an increase in net selling price to $5.49 per gram (from $2.66 per gram in Q3 2019) and an increase in sales volume to 981kg of medical cannabis from 583kg, as Focus Medical Herbs Ltd. ("Focus Medical") increased shipments of IMC-branded products under previously announced pharmacy sales agreements and IMC initiated sales in Germany through Adjupharm.

Adjusted EBITDA was $0.3 million for the three months ended September 30, 2020, compared to a loss of $1.1 million for the three months ended September 30, 2019. Adjusted EBITDA was impacted by the increase in revenues, an increase in gross margin before fair value impacts to 57% (from 44% in Q3 2019), and offset by increases to operating expenses, which included new marketing and corporate initiatives in both Germany and Israel.

Net income for the three months ended September 30, 2020 was $0.7 million, compared to a net loss of $1.9 million for the three months ended September 30, 2019. The increase in net income was due to factors impacting revenue and adjusted EBITDA, as well as the impact of financial expenses, depreciation and amortization, stock-based compensation and fair value adjustments on biological impacts.

($CAD thousands, except per share amounts)	For the nine months ended September 30,		For the three months ended September30,		For the year ended December 31,
	2020	2019	2020	2019	2019	2018
Revenues	$10,990	$6,595	$5 ,893	$2,326	$9,074	$5,197
Gross profit before fair value impacts in cost of sales	$6,018	$3,433	$3,362	$1,026	$4,313	$3,422
Gross margin before fair value impacts in cost of sales (%)	55%	52%	57%	44%	48%	66%
Net Income (Loss)	$(8,758)	$(9,112)	$738	$(1,915)	$(7,419)	$2,627
Net Income (Loss) per share attributable to equity holders of the Company - Basic and Diluted (in CAD)	$(0.06)	$(0.08)	$0.00	$(0.01)	$(0.06)	$0.02

($CAD thousands)	For the nine months ended September 30,		For the three months ended September 30,
	2020	2019	2020	2019
Operational Loss	$(1,862)	$(4,052)	$(671)	$(2,452)
Depreciation & Amortization	$672	$436	$244	$174
EBITDA	$(1,190)	$(3,616)	$(427)	$(2,278)

IFRS Biological assets fair value adjustments, net	$(3,943)	$(770)	$(19)	$389
Share-based payments	$2,131	$1,965	$704	$804
Other Non-recurring costs	$525	$618	-	-
Adjusted EBITDA (Non-IFRS)	$(2,477)	$(1,803)	$258	$(1,085)

The complete unaudited financial statements and related management's discussion and analysis for the three and nine months ended September 30, 2020, will be available under the Company's SEDAR profile at www.sedar.com.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations across Europe. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis.

In Europe, IMC operates through a German-based subsidiary and EU-GMP certified medical cannabis distributor - Adjupharm GmbH. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products and bringing the IMC brand and its product portfolio to European patients.

IMC partners with renowned academic institutions and scientists as well as allocates resources and investments for the development of innovative technologies to improve the lives and medical cannabis therapies outcomes of patients around the world.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Forward-Looking Information and Non-IFRS Measures

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions.  Forward-looking information in this press release includes statements relating to the expectation of increased deliveries of IMC-branded products to pharmacies in Israel, developments in recreational cannabis reform in Israel and its potential impact on the Company, the ability of the Company to establish a leadership position in the medical cannabis market in Germany, the Company's application to list its common shares on NASDAQ, the Company receiving all required approvals in respect of its NASDAQ listing application and the commencement of trading of the Company's Common Shares on the NASDAQ following approval of its listing application. the registration of the Company's common shares with the U.S. Securities and Exchange Commission (the "SEC"), the timing of the SEC's review of the application and any delays, including but not limited to delays related to COVID-19, the expected delivery volumes under all previously announced pharmacy sales in Israel and distributions agreements in Germany, the progress and success of IMC Netherlands' application for the Dutch government's controlled cannabis supply chain experiment, and the strategic business plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization of cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the Israeli government deciding to delay or abandon the decriminalization of recreational cannabis; the bill relating to the decriminalization of recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization of recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company operates or intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; delays in the review of the Company's NASDAQ listing application or registration of securities with the SEC, including but not limited to delays relating to COVID-19; the Company's NASDAQ listing application being unsuccessful; and loss of key management and/or employees.

This news release includes reference to "gross margin", "EBITDA" and "Adjusted EBITDA", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. The most directly comparable IFRS measure presented by the Company in its financial statements would be gross profit before fair value adjustments divided by revenue. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. EBITDA and Adjusted EBITDA have no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The forward-looking information contained herein are current as of the date of this press release. Except as required by law, the Company does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking information, nor does it intend, or assume any obligation, to update or revise such forward-looking information to reflect new events or circumstances. Any and all forward-looking information included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this press release.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca